October 29, 2024

Edwin Kim

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Windstream Parent, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed September 16, 2024 File No. 333-281068

Dear Mr. Kim:

This letter sets forth the responses of Windstream Parent, Inc. (the “Registrant”) to the comments contained in your letter, dated October 4, 2024, relating to Amendment No. 1 to the Registration Statement on Form S-4, filed by the Registrant on September 16, 2024 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to the Registration Statement on Form S-4 filed September 16, 2024

Summary Historical Financial Data of Windstream, page 28

1.	We note your response to prior comment 9 regarding Adjusted EBITDA as defined in Windstream’s debt agreements. Please tell us how you considered Question 102.09 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non GAAP Financial Measures with regards to your disclosure of this measure.

The Registrant advises the Staff that it has considered the guidance in Question 102.09 of the Non-GAAP Compliance & Disclosure Interpretations (the “Non-GAAP C&DIs”) with respect to its presentation of Adjusted EBITDA and believes that its presentation of Adjusted EBITDA is consistent with Question 102.09 of the Non-GAAP C&DIs and Item 10(e)(1)(ii)(A) of Regulation S-K.

Edwin Kim	2	October 29, 2024

Windstream presents “Adjusted EBITDA” in the Registration Statement, and has historically reported Adjusted EBITDA to its debt investors, as a proxy for “Consolidated EBITDA.” Consolidated EBITDA is a measure defined in the Windstream Credit Agreement, the Windstream 2028 Notes Indenture and the Windstream 2031 Notes Indenture (the “Windstream Debt Agreements”) which is critical to the operation of several covenants contained therein. As described in the section entitled “Summary Historical Financial Data of Windstream,” Windstream’s presentation of Adjusted EBITDA reflects adjustments that are also used to calculate Consolidated EBITDA. Although Windstream is permitted to include certain additional adjustments in Consolidated EBITDA under the terms of the Windstream Debt Agreements, Windstream has historically reported Adjusted EBITDA to its lenders and debt investors, as well as to its equity investors, within its investor materials each quarter, consistent with how it is presented in the Registration Statement. Consolidated EBITDA is not separately reported to our lenders or debt investors.

As described in the Registrant’s response to prior comment 9, the Registrant advises the Staff that it believes presenting the measure consistently is important to provide investors with information necessary to assess the Registrant’s access to liquidity and capital, as well as its financial performance, and is closely aligned with the Consolidated EBITDA measure that is used in determining compliance with financial covenants contained within the Windstream Debt Agreements.

The Windstream Debt Agreements, which govern the terms of substantially all of Windstream’s outstanding indebtedness, are a principal source of liquidity for Windstream, and are expected to remain a principal source of liquidity for New Uniti following the Merger. As described in the Registration Statement, including in the sections entitled “Summary Historical Financial Data of Windstream” and “Windstream’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Debt Agreements and Covenants,” the Registrant’s ability to access these sources of liquidity depends upon, among other things, compliance with financial ratios which are, in turn, dependent upon the calculation of Consolidated EBITDA. As further described in the sections entitled “Description of New Uniti Indebtedness—Legacy Windstream Indebtedness” and “Windstream’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” in the Registration Statement, the Windstream Debt Agreements also include customary covenants that restrict the Registrant’s ability to, among other things, incur additional indebtedness – potentially constraining the Registrant’s ability to finance operations or capital needs – and pay dividends. Material limitations contained in these covenants are based upon the measurement of Consolidated EBITDA. Moreover, as described in the section entitled “Description of New Uniti Indebtedness—Legacy Windstream Indebtedness—Windstream Credit Agreement,” the Registrant’s failure to comply with the financial covenant contained in the Windstream Credit Agreement, which requires maintenance below a maximum total leverage ratio computed using Consolidated EBITDA, could result in a default under the Windstream Credit Agreement. Accordingly, the Registrant believes that information about Adjusted EBITDA (reflecting adjustments permitted in the calculation of Consolidated EBITDA pursuant to the Windstream Debt Agreements) is material to an investor’s understanding of the Registrant’s financial condition and liquidity and therefore consistent with Question 102.09 of the Non-GAAP C&DIs and Item 10(e)(1)(ii)(A) of Regulation S-K.

Edwin Kim	3	October 29, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 76

2.	We note disclosure on page 8 states that, "As of the date of this proxy statement/prospectus, an affiliate of Elliott (as defined below) is Windstream’s largest equity holder, and affiliates of Elliott are expected to continue to be the largest stockholders of New Uniti after the Closing." Expand your disclosure to explain how this was considered when determining who is the accounting acquirer. Refer to your basis in accounting literature. We also note based on disclosure on page 11, that entities affiliated with Elliott Investment Management, L.P. (EIM) currently hold approximately 4.15% of all Uniti Common Shares. Disclose current common ownership between Windstream and Uniti and explain how common ownership was considered when determining accounting for this transaction. Refer to your basis in accounting literature.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 2 to describe how common ownership, including Elliott’s ownership, was evaluated as of part the accounting acquirer assessment.

The Registrant evaluated Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), to determine which entity is the accounting acquirer. As indicated in ASC 805-10-55-12(a), the acquirer usually is the combining entity whose owners, as a group, retain or receive the largest portion of the voting rights in the combined entity. In accordance with the expected New Uniti ownership split stated in the Merger Agreement, Uniti stockholders immediately prior to the Closing will receive New Uniti Common Stock equal to approximately 57.68% of the fully-diluted New Uniti Common Stock outstanding immediately following the Closing. On a non-diluted basis (i.e., without giving effect to conversion of any outstanding convertible securities, the redemption or repurchase of the New Uniti Preferred Stock or the exercise of the New Uniti Warrants), Uniti stockholders are expected to receive approximately 62% of the New Uniti Common Stock outstanding immediately following the Closing. The Registrant also evaluated the impact of common ownership between Uniti and Windstream. Management specifically assessed the potential ownership of Elliott and PIMCO because of their respective ownership in both Uniti and Windstream. Elliott currently owns approximately 49.37% of the outstanding Windstream units and approximately 4.15% ownership of the outstanding Uniti Common Stock. Certain PIMCO Funds currently own, in the aggregate, approximately 20.61% of the outstanding Windstream units and approximately 2.34% ownership of the outstanding Uniti Common Stock. Excluding Elliott’s and PIMCO Funds’ ownership interest in Uniti, the remaining Uniti shareholders will still receive greater than 50% of the ownership of New Uniti on both a diluted and non-diluted basis. Accordingly, in both scenarios Uniti shareholders maintain a majority of the voting rights in New Uniti, which supports the Registrant’s conclusion that Uniti is the accounting acquirer.

Management further noted that Elliott’s ownership of Windstream is restrained by FCC limitations that restrict Elliott from owning 50% or more of Windstream equity without first securing regulatory approval. The ownership percentage post-Merger is a set, predetermined percentage as defined in the Merger Agreement and, therefore, the execution of the Windstream Rights Offering and Windstream Tender Offer would not impact these ownership percentages. Taking into account the expected New Uniti ownership split, Elliott would not own greater than 50% of New Uniti, even after giving effect to the exercise of the of warrants anticipated to be issued to Elliott. Furthermore, the standstill restrictions described in Section 4.1(a)(i) of the Elliott Stockholder Agreement restrict Elliott Stockholders from acquiring additional shares of New Uniti until 30 days following the date Elliott loses its right to select a director or ceases to have a director on the New Uniti Board. Additionally, taking into account the expected New Uniti ownership split, PIMCO would also not own greater than 50% of New Uniti.

Edwin Kim	4	October 29, 2024

The Registrant also considered the composition of the New Uniti Board. Under Section 3.1(a) of Article III of the Elliott Stockholder Agreement, Elliott will have the right, but not the obligation, to select two of the nine members of the New Uniti Board. Two additional directors will be jointly selected by Uniti and Elliott. Further, PIMCO does not have the ability to appoint any members to the New Uniti Board, but may select a non-voting observer to the New Uniti Board. As provided for in the Merger Agreement, Uniti’s existing five-member board of directors will comprise the majority of the nine-member New Uniti Board, regardless of Elliott’s ability to select two board members, and, as indicated in ASC 805-10-55-12(c), the acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the combined entity’s governing body.

Common ownership did not influence any other factors assessed in the accounting acquirer analysis. Based on the assessment of the indicators described above and through a comprehensive assessment of the other indicators provided in ASC 805, the Registrant concluded that Uniti is the accounting acquirer.

3.	We note your response to prior comment 10 and the disclosure under Note 1 on page 85. Please clarify in your pro forma information, and give pro forma effect to, the range of possible results from a favorable and unfavorable outcome of the private letter ruling. Refer to Rule 11-02(a)(10) of Regulation S-X.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 2 to clarify in the pro forma information and to give pro forma effect to the range of possible results from obtaining or not obtaining a favorable private letter ruling in accordance with Rule 11-02(a)(10) of Regulation S-X. Because the impact of the private letter ruling does not have a pervasive effect on the pro forma financial information, the pro forma condensed combined balance sheet and statements of income have been revised to include the impact of the anticipated favorable outcome. Further, Note 7D and Note 7LL of the “Unaudited Pro Forma Condensed Financial Information” section has been revised to quantify and disclose the impact of an unfavorable outcome.

If the IRS rules favorably on Uniti’s request for a private letter ruling, the transaction will be structured as a taxable acquisition of Uniti Common Stock by Windstream followed by liquidation of Uniti’s real estate investment trust (“REIT”) resulting in a step up of the tax basis of the assets comprising Uniti’s Leasing business (“Uniti Leasing Assets”) to fair value. Because the Merger is considered a reverse acquisition based on the accounting acquirer assessment, the book basis of Uniti’s assets will not be stepped up to fair value. A deferred tax asset would therefore be recorded to account for the resulting temporary difference between the stepped-up tax basis and historical basis of the Uniti Leasing Assets. The deferred tax asset is evaluated for realizability in accordance with ASC Topic 740, Income Taxes, and a valuation allowance provided for the amount that is not more likely than not to be realized.

Edwin Kim	5	October 29, 2024

Conversely, if the IRS declines to issue a favorable private letter ruling to Uniti, the transaction will be structured as a nontaxable merger resulting in carryover tax basis in the Uniti Leasing Assets. Since New Uniti, unlike Uniti, will not be a REIT following the Merger, a deferred tax liability would be recorded to account for the excess of the historical book basis in the Uniti Leasing Assets over their respective carryover tax basis.

4.	We note your response to prior comment 11. Since Windstream is the legal acquirer in the merger transaction, we believe any transaction that affects Windstream's equity should be transparently disclosed in the pro forma financial statements. As such, we continue to believe that you should show a separate column following the Windstream historical as adjusted information, the pro forma adjustments to give effect the Windstream reorganization. This should be followed by a column to present Windstream as reorganized prior to presenting the pro forma impact of the merger. Refer to Rule 11-02(b)(4) of Regulation S-X. If amounts are not yet known, please disclose a range in accordance with Rule 11-02(a)(10) of Regulation S-X. Also, tell us how you determined the ownership percentage post-merger if Windstream's equity is unknown. Explain why you used Windstream common units outstanding pre-close in determining purchase price in Note 2.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 2 to disclose the effect of the Windstream reorganization in a separate column within the unaudited pro forma financial information. The Pre-Closing Windstream Reorganization takes into account the effects of the Pre-Signing Windstream Restructuring, Windstream Rights Offering, the Windstream Tender Offer, the F-Reorg Merger, and the Internal Reorg Merger. As the Pre-Signing Windstream Restructuring is the formation of the legal entities of New Windstream LLC and New Uniti, it does not have an accounting impact and therefore does not have an impact on the unaudited pro forma financial information. In accordance with Rule 11-02(b)(4) of Regulation S-X, the Registrant has given pro forma effect to the Windstream Rights Offering, the Windstream Tender Offer, and the F-Reorg Merger in Note 5. As noted in the Registrant’s response to prior comment 11, the Registrant has reflected the pro forma effect of the Internal Reorg Merger separately within the “Merger Transaction Accounting Adjustments” column and is further disclosed in Note 2.

The ownership percentage of holders of Uniti Common Stock following the Merger is a set, predetermined percentage as defined in the Merger Agreement and described in the section entitled “The Merger — Merger Consideration” such that Uniti stockholders immediately prior to the Closing will receive New Uniti Common Stock equal to 57.68% of the fully-diluted New Uniti Common Stock outstanding immediately following the Closing. The Exchange Ratio is derived from the predetermined ownership percentage and will be calculated based on the amount of Uniti Common Stock and Windstream units outstanding immediately prior to the Closing. For purposes of preparing the unaudited pro forma financial information, the anticipated amount of outstanding Uniti Common Stock and Windstream equity immediately prior to the Closing were utilized in order to perform the Exchange Ratio calculation and determine the Uniti Merger Consideration. The quantity of Windstream equity used for the pro forma information gives effect to the anticipated impacts from the Pre-Closing Windstream Reorganization.

Edwin Kim	6	October 29, 2024

Based on the Exchange Ratio and the reverse merger nature of the transaction, each issued and outstanding Uniti Common Share will automatically be canceled and converted into the right to receive a number of shares of New Uniti Common Stock multiplied by the Exchange Ratio and, in addition to the other Merger Consideration transferred, units of Windstream equity outstanding immediately prior to the Closing will be exchanged on a one-for-one basis for New Uniti Common Stock. As such, the amount of Windstream equity units anticipated to be immediately prior to the Closing was used to determine the value of common stock consideration transferred.

5.	We note your response to our prior comment 13. However, it appears that some elimination of intercompany transactions are presented in Note 7 and some are presented in Note 4. As previously requested, please present the elimination of intercompany transactions in a separate column in the pro forma income statement.

The Registrant advises the Staff’s that it has added Note 9 in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 2 to present the elimination of intercompany transactions in a separate column in the pro forma income statements.

6.	Please explain to us how the reduction in revenue of $791,410, under Note 7 on page 82, relates to the reduction in cost of services of $677,108 disclosed on page 96.

The Registrant advises the Staff that, as disclosed within Note 9 of the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 2, Uniti’s $791.4 million reduction in revenue is comprised of: (i) $774.5 million related to the Windstream Leases, (ii) $12.4 million related to the Asset Purchase Agreement, and (iii) $4.5 million related to other leasing and supplier agreements between Uniti and Windstream. As further disclosed in Note 9, Windstream’s $677.1 million reduction in cost of services is related solely to the Windstream Leases. Accordingly, the difference in the adjustments to Uniti’s revenue and to Windstream’s cost of services is primarily related to the respective historical accounting of the Windstream Leases, for which Uniti’s revenue ($774.5 million) and Windstream’s cost of services ($677.1 million) differ by approximately $97 million.

The $97 million difference is driven by two factors. First, in calculating the cost of services, as discussed below in response to comment 19, the payments to Windstream from Uniti related to the 2020 Settlement Agreement reduced Windstream’s operating lease liability recognized at the date of the lease modification. The reduction in the operating lease liability resulted in the straight-line lease expense recognized for the Windstream Leases. This amounted to a $50 million reduction in Windstream’s lease expense for the fiscal year ended December 31, 2023. Comparatively, Uniti recognized a portion of the 2020 Settlement Agreement as the settlement of litigation with Windstream and recognized litigation expense representing the present value of the settlement payments required under the 2020 Settlement Agreement. Uniti recognizes accretion of the settlement payments as interest expense for each period.

Edwin Kim	7	October 29, 2024

The second factor driving the $97 million difference is related to revenue recognized by Uniti for tenant funded capital improvements (“TCIs”). The Windstream Leases provide that TCIs automatically become property of Uniti upon their construction by Windstream. Uniti receives non-monetary consideration related to TCIs as they become Uniti’s property and accordingly, Uniti recognizes the cost basis of TCIs, that are capital in nature, as real estate investments and deferred revenue. Uniti depreciates the real estate investments over their estimated useful lives and amortizes the deferred revenue as additional leasing revenues. Windstream historically accounts for TCIs as leasehold improvements that are capitalized to fixed assets and depreciated over the shorter of the initial lease term or the useful life of the asset. Windstream’s capitalized TCI assets and related depreciation are eliminated as part of purchase accounting adjustments, as described in Note 2C and Note 7CC, respectively, in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 2. Therefore, the remaining $47 million of the difference relates to revenue that Uniti had recognized for TCI assets, for which there is no related cost of services expense to be booked by Windstream.

7.	We note your response to prior comment 22. Please clearly disclose how each adjustment balance is derived, similar to what you presented in the response. If you aggregate values, the detail should also be disclosed. Consider presenting the purchase price allocation as one self balancing adjustment.

The Registrant advises the Staff that the presentation of the purchase price allocation and related Windstream fair value adjustments have been simplified in Note 2 in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 2. Further, the related disclosures for each fair value adjustment were moved to Note 2. The updated presentation reflects the purchase price allocation as one self-balancing adjustment, with the adjustment to goodwill balancing with the adjustment for consideration paid, net of adjustments of Windstream’s net assets acquired at fair value.

8.	We note per your disclosure on pages 26 - 27 that on September 11, 2024, Windstream initiated a Consent Solicitation. Explain to us your consideration of giving effect to the Consent Solicitation in your unaudited pro forma financial statements. Also, disclose the Consent Solicitation as a subsequent event in your financial statements.

The Registrant advises the Staff that the Consent Solicitation was related to the request for debtholder approval of certain amendments to the 2028 Windstream Notes Indenture described in the section entitled “Summary — Consent Solicitation/2028 Windstream Notes Indenture Amendments.” The Registrant determined that the Consent Solicitation would not have an impact on the unaudited pro forma financial information as it does not impact or change the historical accounting for the Windstream 2028 Notes.

Following the Consent Solicitation, on September 26, 2024, Windstream announced the Windstream Refinancing Transactions. The Registrant evaluated the Windstream Refinancing Transactions under Regulation S-X 11-01(a)(8) and determined that the debt restructuring is material to investors. As such, within the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 2 the Registrant gave pro forma effect to the Windstream Refinancing Transactions and disclosed the impact in Note 5. Further, the impact of the Windstream Refinancing Transactions is presented in a separate column within the unaudited pro forma balance sheet and unaudited pro forma statements of income.

Edwin Kim	8	October 29, 2024

The Subsequent Events footnote (Note 14) in Windstream’s historical unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024 as included within Amendment No.2 has been updated to disclose the Consent Solicitation and Windstream Refinancing Transactions.

9.	We note your response to prior comment 17 and the related disclosure on page 87. Regarding the adjustment to the estimated fair value of tangible assets for economic obsolescence, please clarify in the last paragraph on page 87 the nature of the external conditions, specify the referenced market you anticipate will experience a decline in demand and explain to us the basis for your assumptions. Also, please tell us if your assumptions are consistent with those relied upon by management when negotiating the value of the purchase consideration and when estimating useful lives of the Windstream tangible and intangible assets. Refer us to your disclosures where you describe this anticipated decline in demand.

The Registrant advises the Staff that the Registrant has revised the disclosure in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Preliminary purchase price allocation” to clarify the nature of the external conditions related to economic obsolescence (“EO”). The prior phrasing related to the “decline in the market demand” has been removed from the disclosure.

In the context of a business combination, the value of total asset support, as measured by the present value of the future economic benefit of the business and equivalent to total purchase consideration plus any assumed liabilities, is representative of the total value attributable to the individual identifiable assets that contribute to the operations of the business. The Registrant notes that, in this instance, the purchase consideration, is subject to continual change up until Closing based upon changes to the price of Uniti Common Stock.

Where the analysis of the total purchase consideration plus assumed liabilities (excluding deferred tax liabilities, as discussed further in response to comment 10) is lower than the sum of the initial value ascribed to all the individual asset groups, it is an indication of EO attributable to the qualifying assets of the business. To balance the value of total asset support and the value allocated to all assets of the business, an adjustment is made to qualifying assets (defined herein) to reduce their value to a level that can be supported by the economic value of the business, less non-qualifying assets:

•	Assets subject to the adjustment for EO typically include tangible real and personal property plant, and equipment (“PP&E”) which are valued using the cost approach. EO is most commonly applied to this asset class, since the typical valuation approach — depreciated replacement cost new (“DRCN”) — does not directly consider the economics of the business and estimated future cash flows (i.e., the positive or negative financial attributes of the future cash flows do not directly drive the DRCN estimate). This can result in a preliminary value based on cost that is not calibrated with the subject business economics. It is further noted that DRCN does reflect discounts to value driven by the asset class’s physical deterioration, age, and remaining useful life. These considerations were particularly relevant when estimating DRCN for Windstream’s traditional fixed asset classes (e.g., copper).

Edwin Kim	9	October 29, 2024

•	Assets not subject to EO typically include assets valued via the income and/or market approaches, which consider the economics of the business via future cash flows and current market conditions. Further, current assets are not subject to EO given their relative liquidity.

In consideration of the framework above, the total asset support value for the business (i.e., purchase consideration plus assumed liabilities, excluding deferred tax liabilities) as of the valuation date was lower than the sum of the initial value estimates for the identified assets. Accordingly, EO was applied in the derivation of fair value of acquired PP&E valued using the cost approach (i.e., DRCN).

Further, the Registrant’s response to prior comment 17 and previous disclosure language sought to establish qualitative factors for why this situation existed for the DRCN of the Windstream PP&E based upon the preliminary purchase consideration for Windstream:

•	The replacement cost of assets used in the telecommunications industry has increased significantly in recent years due to material and labor costs.

•	Higher construction costs have led to an increase in the DRCN of PP&E in the telecommunications industry, contributing to potential EO, particularly in scenarios where market demand remains limited, and the network is underutilized.

•	Fiber assets are built with intentional overcapacity to account for possible future increases in network demand. Given that it is capital intensive to build fiber assets, it is not uncommon to build in excess capacity during construction to address the potential need for future capacity.

•	Windstream’s PP&E includes significant copper infrastructure and supporting equipment that have more limited economic utility relative to the estimated DRCN for these assets.

•	EO has been observed in transactions in the telecommunications industry and other asset intensive industries where the expected cash flows for the business do not fully support the DRCN of the tangible assets (i.e., the purchase consideration supported by the forecasted cash flows is lower than the DRCN).

Further, the Registrant confirms the assumptions used in the valuation are consistent with those used by the management of Windstream when estimating useful lives of the Windstream tangible and intangible assets. Additionally, the cash flows used in the valuation analysis are consistent with the cash flows relied upon by the management of Windstream during the negotiation of the Merger. These cash flows were the primary consideration of the deal negotiation not the DRCN of the Windstream assets.

Edwin Kim	10	October 29, 2024

10.	We note in your preliminary purchase price allocation, you anticipate recording $332,432 of goodwill. Explain to us why it is reasonable to reduce the fair value of PP&E for economic obsolescence while recognizing goodwill. Tell us why it is not more reasonable to conclude there is significantly less obsolescence and no goodwill.

The Registrant advises the Staff that the PP&E balance is being recorded at fair value consistent with ASC Topic 820, Fair Value, which allows for an adjustment to the estimated DRCN for EO when calculating fair value. The EO for the Windstream assets is driven by the relatively high value of calculated DRCN for PP&E assets relative to the purchase consideration and expected future cash flows of the business, as further described in the Registrant’s response to comment 9.

The recognition of goodwill does not contradict the existence of EO. The EO adjustment reflects the current condition and market expectations for the specified assets. Because temporary book-to-tax timing differences do not affect economic conditions and market expectations for the specified assets, EO is based on the deficit of the purchase consideration, excluding the impacts of temporary tax differences, to the initial values ascribed to all the individual asset groups. In contrast, goodwill reflects the excess of the purchase consideration over the fair value of identifiable net assets, including the impacts of temporary tax differences.

Consistent with ASC 805-740-25-3, the Registrant has estimated and reflected deferred tax liabilities of $420.4 million. As the tax treatment will follow the legal form of the Merger, which is that Windstream is acquiring Uniti, the historical tax basis of the Windstream assets will carry over to New Uniti. Additionally, because the Merger is considered a reverse acquisition based on the accounting acquirer assessment, the book basis of Windstream’s assets will be stepped up to fair value. As such, the temporary differences between book basis and carryover tax basis will result in the recognition of additional deferred tax liabilities. This is the primary reason for the goodwill recognized in excess of the purchase consideration over the fair value of the net identifiable assets acquired. Absent consideration of deferred tax balances, minimal goodwill would exist on the pro forma acquisition date.

Based on the Registrant’s best estimates using information that is currently available and, consistent with the applicable accounting standards, the Registrant believes that the preliminary purchase price allocation, including the recognition of goodwill and the adjustment for EO as part of the calculation of the fair value of PP&E, is reasonable.

11.	In your response to prior comment 18 you said "the company expected lower customer attrition rate going forward due to Windstream’s significant investments into expanding its fiber network and maintaining high speed capabilities on its copper network. High available service speeds generally translate into strong consumer customer retention. In addition, Windstream intends to implement auto pay enrollment and pricing strategies to reduce go-forward attrition. Accordingly, the decrease in the anticipated customer attrition rate directly results in an extension of the periods in which future cash flows are expected to be generated from the asset." Reconcile this statement with the anticipated PP&E "economic obsolescence, which accounts for external conditions and decline in market demand" disclosed in the last paragraph on page 87.

The Registrant advises the Staff that the customer attrition rate is expected to decline in the future based on the factors previously discussed in prior comment 18 (network investments and future strategic plans). All else equal, when the go-forward expectations for customer attrition declines, the future expected cash flows for the business would increase and entice a willing buyer to pay a higher purchase consideration (which may reduce the magnitude of EO, if present). However, despite the retention improvements for the existing customer base, the network assets are expected to continue to have excess service capacity. Further, as discussed above in the Registrant’s response to comment 9, there are rising replacement costs of assets used in the telecommunications industry. Both of these factors increase the calculated DRCN relatively higher than the expected future cash flows of the network assets. As a result, EO can still be present while retention improves.

Edwin Kim	11	October 29, 2024

12.	We refer to Note 7 on page 99, to avoid confusion between "Settlement of Pre-Existing Relationships" and the "Settlement Agreement" related to a prior legal settlement between Windstream and Uniti, consider being more descriptive in the name "Settlement Agreement."

The Registrant advises the Staff that it has redefined the “Settlement Agreement” as the “2020 Settlement Agreement” in the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 2 to avoid confusion with “Settlement of Pre-Existing Relationships.”

13.	We note disclosure on page F-91 to F-93 refers to various equity-based compensation for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the merger with Uniti, whichever is earlier. Tell us if and how this transaction is reflected in your pro forma financial statements.

The Registrant advises the Staff that the expected equity-based compensation to be settled for cash consideration at $13 per unit, as disclosed in Windstream’s historical financial statements, is reflected in the unaudited pro forma financial statements as a component of the total $429 million cash consideration to be paid by Uniti to Windstream, consisting of the Closing Cash Payment and other components as defined in the Merger Agreement. The settlement of issued and outstanding equity-based compensation is being performed in conjunction with the termination of the Windstream Management Incentive Plan (“MIP”). As stated in Section 2.10(a) of the Merger Agreement, Uniti shall pay Windstream for the amount of the MIP payments. Through the MIP payments holders of these vested equity awards will participate in the portion of the cash consideration. All performance-based units and performance-based options held by current and former employees that accepted the cash settlement will be cancelled and as such, will not receive any component of the Uniti Merger Consideration.

Edwin Kim	12	October 29, 2024

14.	For clarity, please identify in the heading appearing in the table on page 99, the entity that "previously recognized net assets (liabilities)."

The Registrant advises the Staff that it has updated the heading appearing in the table in Note 8 of the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 2 to clearly disclose that the “previously recognized net assets (liabilities)” represent those of Uniti.

15.	Regarding the income tax expense adjustments in the Windstream income statements on pages 95 - 96, disclose in detailed supporting footnotes how the amounts were calculated and explain the basis for your assumptions. Refer to Rule 11-02(b)(5) of Regulation S-X.

The Registrant advises the Staff that it has revised Note 8 of the “Unaudited Pro Forma Condensed Financial Information” section of Amendment No. 2 to disclose how the income tax expense adjustments were calculated as part of the elimination of intercompany transactions, in accordance with Rule 11-02(b)(5) of Regulation S-X.

Liquidity and Capital Resources Following the Merger, page 137

16.	We note your response to comment 25 and new disclosure provided on page 137. However, your disclosure does not "analyze" your ability to generate and obtain adequate amounts of cash following the Merger. Please expand disclosure to provide a robust analysis of your ability to meet short-term and long-term liquidity needs after the Merger. Also, disclose any new financing such as the Consent Solicitation.

The Registrant advises the Staff that it has expanded the disclosure in the “Liquidity and Capital Resources Following the Merger” section of Amendment No. 2 to provide an analysis of the Registrant’s expected ability to fund New Uniti’s principal liquidity needs in response to the Staff’s comment.

The Merger

Litigation Related to the Merger, page 199

17.	Please discuss the nature of the alleged omissions of information in the proxy statement/prospectus relating to the Transactions by the two Uniti stockholders.

The Registrant advises the Staff that it has expanded the disclosure in the “Litigation Related to the Merger” section of Amendment No. 2 in response to the Staff’s comment.

Windstream Holdings II, LLC Consolidated Financial Statements

9. Leases, page F-38

Edwin Kim	13	October 29, 2024

18.	With a view towards clarifying disclosure, please explain to us your accounting for the master lease agreements and other related arrangements with Uniti. Identify all of the terms of your arrangements with Uniti that are relevant to your accounting conclusions along with references to the supporting accounting literature. Tell us if you are accounting for the leases as finance leases and if not, explain why.

In response to the Staff’s Comment, the Registrant has summarized its historical accounting treatment for the following: (i) Windstream’s accounting for the Windstream Leases including lease classification and (ii) the 2020 Settlement Agreement reached between Uniti and Windstream in March 2020 following Windstream’s entry into bankruptcy and subsequent emergence from bankruptcy in September 2020. Please note that certain components of the 2020 Settlement Agreement are relevant to Windstream’s overall accounting conclusions such as inputs related to lease classification and lease remeasurement.

(i) Windstream’s accounting for the Windstream Leases including lease classification

In April 2015, Windstream completed the spin-off of certain telecommunications network assets (the “Transferred Assets”) and its CLEC business into Uniti. Following the completion of the spin-off, Windstream and Uniti entered into the original master lease agreement in which Windstream obtained the exclusive right to use the Transferred Assets, including fiber and copper networks, for an initial lease term of 15 years (ending in April 2030), with up to four five-year renewal options at Windstream’s election. The original master lease agreement provided for an initial annual rental payment of $650 million paid in equal monthly installments in advance with an annual escalator of 0.5 percent. Upon any potential lease renewal, future annual rent payments due under the original master lease would reset to fair market rates upon Windstream’s potential execution of such renewal option(s).

The original master lease was structured into 36 separate and distinct market areas segregated by state between ILEC and CLEC markets served by Windstream, with each market area including different components of the Transferred Assets. As a result, and for purposes of its lease classification assessment, Windstream determined that the appropriate unit of account was the individual market area, as each leased market area is functionally independent from the other (i.e., ability to serve customer in one market area is not dependent upon another market area), as evidenced by the fact that they are in distinct geographic locations. Based on the terms of the original master lease agreement and the accounting guidance in ASC Topic 840, the former lease accounting standards for public and private companies following U.S. GAAP, Windstream accounted for the 36 separate and distinct leases that made up the original master lease agreement as a failed sale and leaseback transaction due to certain prohibited forms of continuing involvement. Upon the Financial Accounting Standards Board’s adoption of ASC 842, Leases (“ASC 842”), on January 1, 2019, Windstream reassessed the sale and leaseback transactions for the 36 separate and distinct leases and determined that they would qualify for sale and leaseback accounting upon transition to ASC 842 and would be classified prospectively as operating leases because none of the five finance lease criteria under ASC 842-10-25-2 were met. Key judgments with respect to lease term and unit of account related to Windstream’s lease classification assessment upon the adoption of ASC 842 had been pre-cleared with the Office of the Chief Accountant in 2014 in connection with Windstream’s initial assessment of the original master lease (see Windstream’s SEC preclearance letter dated August 19, 2014).

In May 2020, Windstream and Uniti entered into the 2020 Settlement Agreement (discussed in more detail below) modifying the original master lease such that the original master lease agreement was bifurcated into two structurally similar but independent agreements, the Windstream Leases, which more closely aligned with Windstream’s organizational structure. Under the Windstream Leases, the initial lease term ending April 2030, the inclusion of four five-year renewal options, and the initial payment amount, timing and annual escalator percentage (including the reset of the annual rent payment to fair market rates upon renewal), all remained the same as the original master lease agreement. However, certain components of the 2020 Settlement Agreement, such as Uniti’s obligation to pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025 resulted in a modification to the Windstream Leases in September 2020. As a result of this modification, in September 2020, Windstream reassessed lease classification for each of the 36 market areas and remeasured the lease liabilities and adjusted the right-of-use assets pursuant to ASC 842-10-35-4. Windstream has included below key considerations from its analysis of each of the five finance lease criteria in ASC 842-10-25-2 as they applied to each of the market areas:

Edwin Kim	14	October 29, 2024

a.	Does the lease transfer ownership of the underlying asset to the lessee by the end of the lease term?

The Windstream Leases do not transfer ownership of the underlying assets to Windstream by the end of the lease terms. Therefore, this criterion is not met.

b.	Does the lease grant the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

The Windstream Leases do not include an option for Windstream to purchase the underlying assets at the end of the lease term. Therefore, this criterion is not met.

c.	Is the lease term for the major part of the remaining economic life of the underlying asset?

As of the latest modification date for these leases, Windstream determined that the remaining initial lease term by market area was the lease term pursuant to ASC 842-20-30-1 (i.e., Windstream did not include any periods covered by renewal options existing in the leases). When comparing the lease term to the remaining economic useful life of the underlying assets by market area, the lease term did not constitute the majority (i.e., 75%) of the remaining useful economic life of the leased assets. Therefore, this criterion is not met.

See below for additional discussion around lease term as well as Windstream’s consideration of the remaining economic life of the underlying assets.

Evaluation of Lease Term:

For purposes of evaluating the lease term as of September 2020, Windstream considered the guidance in ASC 842-10-30-1, which states that an entity shall determine the lease term as the noncancellable period of the lease, together with all of the following:

•	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option;

•	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option; and

•	periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.

Edwin Kim	15	October 29, 2024

The remaining non-cancellable term of the Windstream Leases as of September 2020 was approximately 9.5 years. Furthermore, Windstream did not include in its lease term any periods covered by options to extend the Windstream Leases as Windstream was not reasonably certain to exercise any of such options at the time of the lease modification date. This conclusion was primarily driven by the following considerations:

•	Windstream has flexibility to strategically select which leases to renew and which leases not to renew based on its continuously evolving business strategy in effect at the conclusion of the initial lease term. Windstream will be able to focus on the most profitable, growth potential market areas which will be evaluated in the years leading up to the maturity of the initial lease term and cannot be deemed reasonably certain of exercise as of the lease modification date.

•	The possibility of rapid technological advancements including the development/deployment of alternative networks (such as fixed wireless technology) over the remaining approximately 9.5 years (and beyond) using other than fiber or copper cabling may become available such that Windstream may choose not to renew some or all existing leases that rely on older legacy technology.

•	Certain of Windstream’s ILEC subsidiaries have a legal responsibility imposed by the FCC to provide basic local telephony services to all residents in a specific geographic area in exchange for federal and state support, which responsibility rests solely with the local exchange carrier that owns the FCC license to operate in the respective market area. The Windstream Leases require upon non-renewal that an open market auction be conducted to sell the FCC licenses to the highest bidder (which must be a regulated entity). Upon the sale or transfer of its FCC licenses, Windstream would be relieved of its regulatory obligations, and therefore, there is no economic penalty for failure to renew the leases.

•	Subsequent to the expiration of the lease term and prior to completion of the auction discussed above, Windstream is required to operate the network assets under an operating agreement in which Uniti will pay Windstream a management fee equal to 110 percent of Windstream’s operating costs to continue to operate the business in accordance with regulatory standards. The operating agreement does not represent a lease renewal as it does not give Windstream control over the network assets or an economic interest other than a market fee commensurate with the services being offered to Uniti. All revenue generated by the network assets during the term of the operating agreement will accrue to Uniti, and Uniti will hold all decision-making rights associated with the operation of the respective market area, including decisions with respect to pricing, maintenance, network upgrades, etc. Windstream will not incur any penalties as a result of its obligation to operate the network as an agent for Uniti during the transition period.

Edwin Kim	16	October 29, 2024

Note that the above factors applied to the Windstream Leases were similar factors as considered by Windstream in its initial assessment of the original master lease agreement completed at lease inception in April 2015 and precleared with the Staff in its SEC preclearance letter dated August 19, 2014. There were no significant changes in these factors from April 2015 to September 2020.

Evaluation of Remaining Economic Life of the Underlying Assets:

To assist Windstream in determining the remaining economic life of the underlying assets as of September 2020, Windstream engaged a third-party valuation firm. The results of the analysis indicated that the weighted average remaining economic life of the leased assets was approximately 24.8 years, ranging from 21.1 years to 36.0 years depending upon the specific asset type. As stated earlier, the remaining non-cancellable term of the Windstream Leases as of September 2020 was approximately 9.5 years, representing approximately 38 percent of the remaining economic useful life of the underlying assets, with no single market area exceeding 43 percent of the remaining economic useful life of the leased assets.

d.	Is the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset?

The net present value of the minimum lease payments by market area compared to the fair value of the underlying assets by market area did not exceed substantially all (i.e., 90 percent) of the fair value of the underlying leased assets as of September 2020. Similarly, Windstream utilized the services of a third-party valuation firm to assist it in its determination of fair value of the underlying assets.

Based on the results of the third-party valuation, the net present value of the minimum lease payments compared to the fair value of the underlying assets were approximately 64 percent for ILEC market area leases and 86 percent for CLEC market area leases, with no single market exceeding 86 percent. Therefore, this criterion is not met.

e.	Is the underlying asset of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term?

The underlying leased assets are not so specialized in nature that they have no alternative use at the end of the lease term. If Windstream does not renew the Windstream Leases at the end of the lease term, another telecommunications service provider would be able to lease and operate the underlying assets, as evidenced by the fact that the Windstream Leases require that the underlying assets would be put up for auction upon Windstream’s non-renewal as noted above. Therefore, this criterion is not met.

Edwin Kim	17	October 29, 2024

(ii) Windstream’s accounting for the 2020 Settlement Agreement

In May 2020, Windstream and Uniti entered into the 2020 Settlement Agreement to resolve certain claims and causes of action brought by Windstream against Uniti related to the original master lease agreement. In conjunction with Windstream’s emergence from bankruptcy in September 2020, the 2020 Settlement Agreement became effective and included the following key components:

•	Uniti agreed to fund up to $1.75 billion in GCIs to the leased network assets;

•	Uniti agreed to pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025, at an annual interest rate of 9.0 percent, which amount may be paid in full or in part at any time after one year, resulting in total cash payments ranging from $432 - $490 million;

•	Windstream agreed to relinquish its exclusive and irrevocable right to use 1.8 million fiber strand miles covered by the original master lease agreement;

•	Uniti agreed to transfer $244.5 million of proceeds from the sale of Uniti’s stock to certain creditors of Windstream;

•	Uniti agreed to purchase certain Windstream-owned fiber assets, including certain IRU contracts for $40 million;

•	Windstream agreed to transfer to Uniti certain dark fiber IRU contracts with Windstream, while continuing to provide operations and support services related to the transferred contracts; and

•	Windstream entered into a 20-year IRU contract with Uniti to use certain of the transferred fiber assets for an annual payment of $3.0 million.

The Registrant has summarized below Windstream’s accounting for each of these key components:

The Registrant agreed to fund up to $1.75 billion in GCIs to the network.

In negotiating the settlement, both Uniti and Windstream agreed that upgrading the ILEC copper network to fiber would bring substantial value to both companies. Accordingly, both companies committed to invest substantial capital into the network, with Uniti specifically agreeing to invest up to an aggregate of $1.75 billion to fund fiber upgrades to the network over the initial term of the Windstream Leases. These upgrades, referred to as GCIs, consist of fiber and related assets (including buildings, conduit, poles, easements, right of ways, permits and fixed wireless towers) constructed by Windstream in ILEC and CLEC territories to be owned by Uniti and leased by Windstream. GCI funding is reimbursed by Uniti of actual construction costs incurred by Windstream.

TCIs are improvements made by Windstream that are not funded by Uniti and do not result in an increase in lease payments by Windstream to Uniti. TCIs may be classified as TCI replacements or TCI extensions based on the nature of the improvement. TCI replacements include maintenance, repair, overbuild, or replacement of the leased property. TCI extensions include improvements extending the network to a new geographic area where Windstream is licensed as a competitive or incumbent local exchange carrier. TCIs automatically become part of the leased assets when placed into service. As a telecommunications company, Windstream routinely invests in network assets to enhance services provided to its customers. Windstream, at its sole discretion, has the right under the Windstream Leases to make network improvements. As noted above, these improvements are split into two categories: (a) replacements, overbuilds, etc., and (b) efforts to extend the network to new areas (e.g., adding new housing to the network that was not previously connected). Windstream bears the full cost of any such improvements; however, once installed the assets become Uniti property and an indivisible part of the Uniti-owned network.

Edwin Kim	18	October 29, 2024

Pursuant to ASC 842, the Registrant notes that payments made by lessees for improvements to underlying assets should be recorded as prepaid rent and included in fixed lease payments if the payment relates to an asset of the lessor. As noted in Section 3.3.4.1 of PwC’s Leases Guide, generally, if a lease does not specifically require a lessee to make an improvement, the improvement should be considered an asset of the lessee, especially in instances in which the lessor does not reimburse the lessee for any portion of the cost of the improvement. Payments for lessee assets should be excluded from lease payments when evaluating lease classification and measuring the right-of-use asset and lease liability. However, if the lease requires the lessee to make an improvement, the uniqueness of the improvement to the lessee’s intended use should be considered. Other factors to consider include whether the improvement increases the fair value of the underlying asset from the standpoint of the lessor and the economic life of the improvement relative to the lease term.

Windstream determined that GCIs represent Uniti (lessor) assets while TCIs represent Windstream (lessee) assets. Windstream acknowledges the potentially subjective nature in making this determination and considered the following factors in determining lessee versus lessor assets:

•	Windstream has sole discretion in choosing whether to construct TCIs, whereas GCIs require approval from Uniti.

•	Windstream does not receive reimbursement from Uniti for TCIs, whereas Windstream is reimbursed from Uniti for GCIs based on the actual costs incurred by Windstream.

•	GCIs result in an increase in the annual base rent to the Windstream Leases of 8% of the total investment, subject to a 0.5% annual escalator. TCIs do not impact lease payments owed by Windstream to Uniti.

•	GCIs generally increase the fair value and extend the economic life of the network. The improvements are not specialized in nature such that only Windstream would benefit from the improvement. Uniti could lease the network to another carrier upon Windstream exiting the lease agreements after the initial lease term.

•	Title to the assets funded by the GCIs is transferred to Uniti upon receipt of reimbursement by Windstream, whereas title to TCI assets is transferred to Uniti when placed into service, as TCI assets automatically become a part of the lease property. Upon expiration of the lease, the TCIs are not required to be removed by Windstream, and as such become assets of Uniti.

Edwin Kim	19	October 29, 2024

Windstream intends to utilize all GCI funding opportunities under the Windstream Leases for fiber overbuilds of existing copper assets. Each GCI reimbursement is recognized as a new lease arrangement between Windstream and Uniti. Accordingly, upon each GCI reimbursement received, Windstream records a new right-of-use asset and lease liability based on the present value of the expected minimum lease payments through the date of the initial lease term (April 2030).

Conversely, TCIs are accounted for as leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the remaining initial contractual term of the amended ILEC and CLEC leases.

Uniti agreed to pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025, at an annual interest rate of 9.0 percent, which amount may be paid in full or in part at any time after one year, resulting in total cash payments ranging from $432 to $490 million.

The settlement payments to be received from Uniti were allocated to the 1.8 million fiber strand miles covered by the original master lease agreement for which Windstream relinquished its rights to continue to use. In accordance with ASC 842-10-30-5, in determining the remaining lease payments to be included in measuring the lease liability, the total fixed payments should be reduced for any amounts payable to the lessee. There was no change to the future lease payments owed by Windstream to Uniti as a result of Windstream relinquishing its right to use some of the network (i.e., the lease payment terms remained the same even though the scope of the assets under leases decreased). Under the terms of the Windstream Leases, no additional rights-of-use were granted to Windstream. Accordingly, the $400 million in settlement payments to be received from Uniti reduced Windstream’s lease liability upon the remeasurement of the lease liability in accounting for the lease modification as of September 2020. Additionally, the related right-of-use assets were adjusted to reflect the fact that Windstream no longer has a right to use the reversion strands (i.e., a decrease in the lessee’s right-of-use). Because the inclusion of the settlement payments initially reduced the operating lease liability recognized at the date of the lease modification, the subsequent receipt of the settlement payments from Uniti increase the operating lease obligation.

Uniti agreed to transfer $244.5 million of proceeds from the sale of Uniti Common Stock to certain creditors of Windstream.

As part of the aggregate consideration to be paid by Uniti under the 2020 Settlement Agreement, Uniti made a $244.5 million cash payment funded by Uniti’s issuance of 38,633,470 shares of Uniti Common Stock based on the closing stock price of $6.33 per share on the date a settlement in principle was first reached. As noted below, the proceeds from the sale of the Uniti Common Stock were included in the total consideration allocated to the sale of certain Windstream-owned fiber assets and IRU contracts purchased by Uniti in accounting for the 2020 Settlement Agreement.

Edwin Kim	20	October 29, 2024

Uniti agreed to purchase certain Windstream-owned fiber assets, including certain fiber IRU contracts for $40 million.

As part of the aggregate consideration to be paid by Uniti under the 2020 Settlement Agreement, Uniti made a $40 million cash payment to Windstream for the use of certain Windstream-owned fiber assets.

Windstream agreed to transfer to Uniti certain dark fiber IRU contracts with Windstream, while continuing to provide operations and support services related to the transferred contracts.

Uniti will pay Windstream an annual maintenance fee of $350 per route mile (the “Maintenance Fee”) for each new route. The Maintenance Fee will be owed when (i) Uniti enters into a customer contract or other arrangement for the provision of dark, dim or lit fiber services, as the case may be, to a third party or an affiliate of Uniti along any route miles that are not an existing route and (ii) the counterparty to such contract or other arrangement, as applicable, has accepted the new route. Upon acceptance of the new route, Uniti will notify Windstream in writing and thereafter pay the Maintenance Fee for the new route.

Windstream entered into a 20-year IRU with Uniti to use certain of the transferred fiber assets for an annual payment of $3.0 million.

Windstream was granted an exclusive IRU in certain fibers and related property transferred from Windstream to Uniti. The initial term of the IRU is twenty years with an option to renew for an additional 20 years. As compensation for use of the fibers and related property, Windstream will pay Uniti $3.0 million annually for calendar years 2020 and 2021. For calendar year 2022 and each calendar year thereafter, the annual fee will be adjusted by an amount equal to 50 percent of the positive difference, if any, between (1) actual 2021 operating expenses and (2) $4.85 million. The annual fee will be payable in advance on or before January 1 of each calendar year.

As outlined above, total consideration received by Windstream under the 2020 Settlement Agreement totaled $684.5 million consisting of the following:

•	$400.0 million payable in quarterly cash installments over five years;

•	$40.0 million cash payment for the purchase of certain Windstream-owned fiber assets and IRU contracts; and

•	$244.5 million cash payment from Uniti’s issuance of Uniti Common Stock.

Of the total cash consideration received by Windstream under the 2020 Settlement Agreement of $679.5 million (net of $5.0 million paid to Uniti for deferred revenue related to the sold IRU contracts), $230.1 million was allocated to the sale of the fiber assets and IRU contracts for which a gain on sale of $211.6 million was recognized by Windstream in 2020, $15.7 million was allocated to the IRU contract between Windstream and Uniti, which was accounted for as a financing transaction, and $33.7 million was allocated to the operations and support services agreement, which was recorded as deferred revenue and is being recognized ratably over the period in which the services are provided. As discussed above, the remaining $400.0 million in consideration, equal to the total of the quarterly cash installment payments, was allocated to the reversion strands.

Edwin Kim	21	October 29, 2024

19.	Please explain your accounting for the $400.0 million in quarterly cash installments. Tell us the purpose for the payments and explain your basis for recording the Settlement payments as an accretion to the Company’s operating lease liability.

The Registrant advises the Staff that, in accordance with ASC 842, a lessee is required to measure and record a lease liability equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease (or if that rate cannot be readily determined, the lessee’s incremental borrowing rate). Lease payments used in measuring the lease liability are amounts due to the lessor excluding any payments that a lessee makes before lease commencement.

Consistent with accounting for the Windstream Leases as a lease modification resulting from the 2020 Settlement Agreement, Windstream remeasured its operating lease liability and right-of-use assets as of the effective date of the modification equal to the present value of all remaining lease payments due through the remaining term of the Windstream Leases (April 2030). As discussed above in response to the comment 18, the quarterly cash installment payments to be received from Uniti were allocated to certain leased fiber assets for which Windstream relinquished its rights to continue to use. In accordance with ASC 842-10-30-5, in determining the remaining lease payments to be included in measuring the lease liability, the total fixed payments should be reduced for any amounts payable to the lessee. As previously noted, there was no change to the future stated lease payments owed by Windstream to Uniti resulting from Windstream relinquishing its right to use some of the network (i.e., the future stated lease payment terms remained the same even though the scope of the assets under leases decreased). Accordingly, the $400 million in settlement payments to be received from Uniti effectively compensated Windstream for relinquishing its rights to use the reversion strands and reduced Windstream’s lease liability upon the remeasurement of the lease liability in accounting for the lease modification. Additionally, the related right-of-use assets were adjusted to reflect the fact that Windstream no longer has a right to use the reversion strands (i.e., a decrease in the lessee’s right-of-use). Because the inclusion of the settlement payments initially reduced the operating lease liability recognized at the date of the lease modification, the subsequent receipt of the settlement payments from Uniti are accounted for as an accretion to the operating lease obligation.

Condensed Consolidated Balance Sheet, page F-65

20.	We note in Note 7 on page 99 Uniti reports deferred revenue in connection with the Windstream Leases of $845,272. Explain to us the facts and circumstances that resulted in this deferred revenue balance and tell us if there is a corresponding prepaid rent amount reported on the Windstream balance sheet. If not, please explain why.

The Registrant advises the Staff to refer to the response to comment 6 for the facts and circumstances that resulted in Uniti’s recognition of the deferred revenue balance in relation to the TCI assets.

As previously discussed in response to prior comment 18, Windstream has historically concluded that TCIs are lessee assets, and not lessor assets, because they are funded by Windstream and are constructed at the sole discretion of Windstream. Since the nature of the underlying assets (e.g., fiber, conduit, poles, etc.) is such that they have physical substance and are specifically identifiable telecommunication network plant, Windstream presents these assets as outside plant within PP&E. Due to their classification as PP&E, TCI assets are depreciated over the shorter of the initial lease term or economic life of the TCI asset.

Edwin Kim	22	October 29, 2024

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6121 or Steven J. Slutzky at (212) 909-6036.

Sincerely,

/s/ Benjamin R. Pedersen

cc:	Inessa Kessman

Robert Littlepage

Jan Woo

U.S. Securities and Exchange Commission

Kristi M. Moody

Paul H. Sunu

Windstream Parent, Inc.

Steven J. Slutzky

Debevoise & Plimpton LLP

H. Oliver Smith, Esq.
Evan Rosen, Esq.
Michael Kaplan, Esq.

Davis Polk & Wardwell LLP